File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2007
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐.
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐     No ☑.
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    .]

Announcement on July 5 — Material Information regarding the change in representatives of director and supervisor	3

Signatures	4

Li-Hsin Investment Corp. & New Soft Technology Corporation designed new representatives.
1.Date of occurrence of the change:2007/07/05
2.Name and resume of the replaced person:
   Director: Yu Liang Cheng, Chairman of Spirox System Corporation
   Supervisor: C.P. Wang, Chief Finance Officer of Powerchip Semiconductor Corp.
3.Name and resume of the replacement:
   Director :Michael Tsai, Vice Chairman of Powerchip Semiconductor Corp.
   Supervisor :David Lo, President of President of Tekmax Development Corporation
4.Reason for the change :To designed new representatives
5.Number of shares held by the new director or supervisor at the time of appointment:
   Director :Li-Hsin Investment Corp.:7,004,562 shares
   Supervisor :New Soft Technology Corporation:300,000 shares
6.Original term (from                      to                     ):2007/06/29~2010/06/28
7.Effective date of the new appointment:2007/07/05
8.Rate of turnover of directors/supervisors of the same term :None
9.Any other matters that need to be specified :None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: July 9, 2007	By:	/s/ Paul Yeh
Name: Paul Yeh
Title: Associate Vice President of Finance Center